Exhibit 99.1

China Index Holdings Announces Second Quarter 2019 Financial Results

BEIJING, August 22, 2019 / GlobeNewswire / — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), the largest real estate information and analytics service platform provider in China*, today announced its unaudited financial results** for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•                      Total revenues were RMB134.0 million, an increase of 37.2% from RMB97.7 million in the corresponding period of 2018.

•                      Operating income was RMB60.8 million, an increase of 42.7% from RMB42.6 million in the corresponding period of 2018.

•                      Net income was RMB51.5 million, an increase of 31.7% from RMB39.1 million in the corresponding period of 2018.

First Half 2019 Highlights

•                      Total revenues were RMB253.1 million, an increase of 36.1% from RMB185.9 million in the corresponding period of 2018.

•                      Operating income was RMB124.1 million, an increase of 49.2% from RMB83.2 million in the corresponding period of 2018.

•                      Net income was RMB104.7 million, an increase of 39.0% from RMB75.3 million in the corresponding period of 2018.

“Through our comprehensive offering of information and analytics services, we are confident that CIH is uniquely positioned as a leader in empowering China’s commercial property market,” commented Ms. Yu Huang, CEO of China Index Holdings. “We believe in and remain very focused on capturing the full market potential of digitizing and servicing China’s property market through our big data and innovative technologies.”

Second Quarter 2019 Financial Results

Revenues

CIH reported total revenues of RMB134.0 million in the second quarter of 2019, an increase of 37.2% from RMB97.7 million in the corresponding period of 2018.

Revenues from information and analytics services (SaaS) were RMB57.4 million in the second quarter of 2019, an increase of 20.1% from RMB47.8 million in the corresponding period of 2018, primarily due to an increase in number of customers.

Revenues from marketplace services were RMB76.6 million in the second quarter of 2019, an increase of 53.5% from RMB49.9 million in the corresponding period of 2018.

•                 Revenue from promotion services was RMB59.7 million in the second quarter of 2019, an increase of 30.1% from RMB45.9 million in the corresponding period of 2018, primarily due to an increase in the number of customers.

•                  Revenue from listing services was RMB16.8 million in the second quarter of 2019, an increase of 320.0% from RMB4.0 million in the corresponding period of 2018, primarily due to an increase in the number of customers.

Cost of Revenue

Cost of revenue was RMB24.6 million in the second quarter of 2019, an increase of 9.8% from RMB22.4 million in the corresponding period of 2018, primarily due to an increase in personnel costs to support our business expansion.

Operating Expenses

Selling and marketing expenses were RMB23.9 million in the second quarter of 2019, an increase of 37.4% from RMB17.4 million in the corresponding period of 2018, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

General and administrative expenses were RMB18.6 million in the second quarter of 2019, an increase of 59.0% from RMB11.7 million in the corresponding period of 2018, primarily due to an increase in personnel costs to support our business expansion.

Research and development expenses were RMB6.1 million in the second quarter of 2019, an increase of 69.4% from RMB3.6 million in the corresponding period of 2018, primarily due to an increase in staff costs driven by the growth of the research and development team.

Operating Income

Operating Income was RMB60.8 million in the second quarter of 2019, an increase of 42.7% from RMB42.6 million in the corresponding period of 2018.

Income Tax Expenses

Income tax expenses were RMB8.2 million in the second quarter of 2019, an increase of 28.1% from RMB6.4 million in the corresponding period of 2018.

Net Income

Net income was RMB51.5 million in the second quarter of 2019, an increase of 31.7% from RMB39.1 million in the corresponding period of 2018.

First Half 2019 Financial Results

Revenues

CIH reported total revenues of RMB253.1 million in the first half of 2019, an increase of 36.1% from RMB185.9 million in the corresponding period of 2018.

Revenues from information and analytics services (SaaS) were RMB114.2 million in the first half of 2019, an increase of 19.1% from RMB95.9 million in the corresponding period of 2018, primarily due to an increase in number of customers.

Revenues from marketplace services were RMB138.9 million in the first half of 2019, an increase of 54.3% from RMB90.0 million in the corresponding period of 2018.

•                  Revenue from promotion services was RMB108.8 million in the first half of 2019, an increase of 30.1% from RMB83.6 million in the corresponding period of 2018, primarily due to an increase in the number of customers.

•                  Revenue from listing services was RMB30.0 million in the first half of 2019, an increase of 368.8% from RMB6.4 million in the corresponding period of 2018, primarily due to an increase in the number of customers.

Cost of Revenue

Cost of revenue was RMB47.4 million in the first half of 2019, an increase of 5.6% from RMB44.9 million in the corresponding period of 2018, primarily due to an increase in personnel costs to support our business expansion.

Operating Expenses

Selling and marketing expenses were RMB45.2 million in the first half of 2019, an increase of 36.6% from RMB33.1 million in the corresponding period of 2018, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

General and administrative expenses were RMB24.8 million in the first half of 2019, an increase of 44.2% from RMB17.2 million in the corresponding period of 2018, primarily due to an increase in personnel costs to support our business expansion.

Research and development expenses were RMB11.6 million in the first half of 2019, an increase of 54.7% from RMB7.5 million in the corresponding period of 2018, primarily due to an increase in staff costs driven by the growth of the research and development team.

Operating Income

Operating Income was RMB124.1 million in the first half of 2019, an increase of 49.2% from RMB83.2 million in the corresponding period of 2018.

Income Tax Expenses

Income tax expenses were RMB18.4 million in the first half of 2019, an increase of 41.5% from RMB13.0 million in the corresponding period of 2018.

Net Income

Net income was RMB104.7 million in the first half of 2019, an increase of 39.0% from RMB75.3 million in the corresponding period of 2018.

Business Outlook

Based on current operations and market conditions, CIH’s management remains confident that total revenue for the year of 2019 is expected to be between approximately RMB580.0 million and approximately RMB610.0 million. This represents a year to year increase from approximately 37.8% to approximately 44.9%. These estimates represent the management’s current and preliminary view, which are subject to change.

Conference Call Information

CIH’s management team will host a conference call on August 22, 2019 at 8:00 AM U.S. ET (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Toll-Free/Local Toll:
United States	+1 866-519-4004 / +1 845-675-0437
Hong Kong	+852 800-906-601 / +852 3018-6771
Mainland China	+86 800-819-0121 / +86 400-620-8038

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on August 22, 2019 through 9:59 AM ET August 30, 2019. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	3595306

A live and archived webcast of the conference call will be available at http://ir.chinaindexholdings.com.

About CIH

CIH operates the largest real estate information and analytics service platform in China.* Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang
Investor Relations
Email: CIH-IR@fang.com

* In terms of geographical coverage and volume of data points as of December 31, 2018, according to an industry report prepared by Frost & Sullivan in 2019.

** The financial results prior to the separation of CIH from Fang Holdings Limited (“Fang”) are derived from the consolidated financial results and underlying accounting records of Fang, as the financial results of CIH had been historically included within the consolidated financial results of Fang prior to its separation from Fang, which was completed on June 11, 2019.

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”))

	As of June 30,	As of December 31,
	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	65,492	164,202
Time deposits	100,000	—
Accounts receivable	16,301	15,534
Prepaid expenses and other current assets	1,534	693
Amount due from related parties	4,570	1,970
Total current assets	187,897	182,399

Non-current assets:

Property and equipment, net	3,381	3,932
Right of use assets, net	49,579	—
Total non-current assets	52,960	3,932

Total assets	240,857	186,331

LIABILITIES AND DEFICIT

Current liabilities:
Accounts payable	5,789	5,184
Amounts due to related parties	4,570	680
Deferred revenue	197,344	143,254
Income taxes payable	19,400	14,480
Accrued expenses and other liabilities	74,552	79,532
Total current liabilities	301,655	243,130

Non-current liabilities:
Long-term lease liability	41,958	—
Other non-current liabilities	20,696	15,496
Total non-current liabilities	62,654	15,496

Total liabilities	364,309	258,626

Commitments and contingencies

Deficit:
Class A ordinary shares, par value US$0.001 per share, 1000,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of June 30, 2019 and December 31, 2018: 72,475,630 and nil; outstanding shares as of June 30, 2019 and December 31, 2018: 65,762,936 and nil	500	—
Class B ordinary shares, par value US$0.001 per share, 1000,000,000 shares authorized for Class A and Class B in aggregate, issued and outstanding shares as of June 30, 2019 and December 31, 2018: 23,636,706 and nil	163	—
Treasury shares	(46)	—
Additional paid-in capital	(135,968)	—
Retained earnings	11,629	—
Parent company deficit	—	(72,522)
Accumulated other comprehensive income	270	227
Total deficit	(123,452)	(72,295)

Total liabilities and deficit	240,857	186,331

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB)

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018

Revenues	133,964	97,719	253,109	185,876
Cost of revenues	(24,591)	(22,407)	(47,387)	(44,891)
Gross profit	109,373	75,312	205,722	140,985

Operating expenses:
Selling and marketing expenses	(23,917)	(17,345)	(45,223)	(33,081)
General and administrative expenses	(18,641)	(11,765)	(24,819)	(17,236)
Research and development expenses	(6,077)	(3,646)	(11,608)	(7,515)

Operating income	60,738	42,556	124,072	83,153
Interest income	287	279	353	533
Change in fair value of the warrant	(1,539)	—	(1,539)	—
Gains on sale of available-for-sale investments	—	1,998	—	3,956
Government grants	223	657	223	657

Income before income taxes	59,709	45,490	123,109	88,299
Income tax expenses	(8,275)	(6,380)	(18,448)	(12,961)

Net income	51,434	39,110	104,661	75,338

Other comprehensive income
Foreign currency translation adjustments, net of nil income taxes	67	42	43	27

Total comprehensive income	51,501	39,152	104,704	75,365

Earnings per share for Class A and Class B ordinary shares:
Basic	0.58	0.44	1.17	0.84
Diluted	0.57	0.44	1.17	0.84
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	89,399,642	89,399,642	89,399,642	89,399,642
Diluted	89,775,907	89,399,642	89,775,907	89,399,642